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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 26 )*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    871508107
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                                 (CUSIP Number)

             George E. Bello, President and Chief Executive Officer
                     Reliance Financial Services Corporation
                   5 Hanover Square, New York, New York 10004
                                 (212) 858-8880

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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 CUSIP No. 871508107
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1.      Names of Reporting Persons.  Reliance Financial Services Corporation

        I.R.S. Identification Nos. of above persons (entities only). 51-0113548


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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)              /   /

             (b)             /   /
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3.      SEC Use Only

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4.      Source of Funds (See Instructions)

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5.      Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

             X

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6.      Citizenship or Place of Organization

             Delaware

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Number of         7.         Sole Voting Power                  11,290,696

                  --------------------------------------------------------------
Shares Bene-
ficially          8.         Shared Voting Power

                  --------------------------------------------------------------
Owned by Each
Reporting         9.         Sole Dispositive Power             11,290,696
                  --------------------------------------------------------------
Person With
                  10.     Shared Dispositive Power

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   11,290,696

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

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        13.  Percent of Class Represented by Amount in Row (11)
                                      4.9%
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14.     Type of Reporting Person (See Instructions)

                             HC



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ITEM 1. Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.


ITEM 5. Interest in Securities of the Issuer.

There were no purchases of Securities beneficially owned by Reliance Financial since the most recent filing on Schedule 13D. After giving effect to a 3 for 2 stock split on April 17, 2001, and to the sale during the last sixty days of Securities beneficially owned by Reliance Financial set forth below, 11,290,696 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 4.9% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

Below is a list of sales of Securities beneficially owned by Reliance Financial during the past sixty days, all of which were accomplished through ordinary brokerage transactions:

                                                   Number of           Price
Date                    Company                     Shares           Per Share
-----          --------------------------          ---------         ---------
5/1/01         Reliance Insurance Company           184,200            30.80
5/1/01         Reliance Insurance Company             5,000            30.81
5/1/01         Reliance Insurance Company             3,500            30.82
5/1/01         Reliance Insurance Company             1,800            30.84
5/1/01         Reliance Insurance Company           150,200            30.85
5/1/01         Reliance Insurance Company             5,200            30.89
5/1/01         Reliance Insurance Company             5,400            30.97
5/1/01         Reliance Insurance Company             6,000            30.98
5/1/01         Reliance Insurance Company             3,700            30.99
5/1/01         Reliance Insurance Company            36,100            31.00
5/1/01         Reliance Insurance Company             1,100            31.01
5/1/01         Reliance Insurance Company             1,800            31.02
5/1/01         Reliance Insurance Company             3,600            31.03
5/1/01         Reliance Insurance Company             4,500            31.04
5/1/01         Reliance Insurance Company             2,900            31.05
5/2/01         Reliance Insurance Company            35,200            30.50
5/2/01         Reliance Insurance Company               500            30.52
5/2/01         Reliance Insurance Company             3,300            30.53
5/2/01         Reliance Insurance Company               500            30.54
5/2/01         Reliance Insurance Company             2,300            30.55
5/2/01         Reliance Insurance Company             8,000            30.60
5/2/01         Reliance Insurance Company               400            30.70
5/2/01         Reliance Insurance Company               300            30.71
5/2/01         Reliance Insurance Company             1,900            30.72
5/2/01         Reliance Insurance Company               700            30.75
5/2/01         Reliance Insurance Company             2,100            30.85
6/4/01         Reliance Insurance Company             6,300            25.47
6/4/01         Reliance Insurance Company               200            25.48
6/4/01         Reliance Insurance Company            59,000            25.50
6/4/01         Reliance Insurance Company             5,000            25.51
6/4/01         Reliance Insurance Company             2,000            25.53
6/4/01         Reliance Insurance Company             2,500            25.55
6/4/01         Reliance Insurance Company             2,500            25.57
6/4/01         Reliance Insurance Company            10,000            25.60
6/4/01         Reliance Insurance Company               100            25.65
6/5/01         Reliance Insurance Company           134,300            25.50
6/5/01         Reliance Insurance Company             3,200            25.51
6/5/01         Reliance Insurance Company             5,300            25.52
6/5/01         Reliance Insurance Company             3,700            25.53
6/5/01         Reliance Insurance Company           110,500            25.55
6/5/01         Reliance Insurance Company               300            25.58
6/5/01         Reliance Insurance Company             2,100            25.59
6/5/01         Reliance Insurance Company            59,200            25.60
6/5/01         Reliance Insurance Company             2,000            25.61
6/5/01         Reliance Insurance Company             2,900            25.62
6/5/01         Reliance Insurance Company             1,700            25.63
6/5/01         Reliance Insurance Company             6,000            25.64
6/5/01         Reliance Insurance Company             6,000            25.65
6/5/01         Reliance Insurance Company             1,500            25.66
6/5/01         Reliance Insurance Company            12,300            25.67
6/5/01         Reliance Insurance Company             3,400            25.68
6/5/01         Reliance Insurance Company            11,700            25.69
6/5/01         Reliance Insurance Company             7,300            25.70
6/5/01         Reliance Insurance Company             5,300            25.71
6/5/01         Reliance Insurance Company             2,500            25.72
6/5/01         Reliance Insurance Company             1,200            25.74
6/5/01         Reliance Insurance Company               500            25.75
6/5/01         Reliance Insurance Company             2,700            25.78
6/5/01         Reliance Insurance Company             1,500            25.79
6/5/01         Reliance Insurance Company             1,100            25.80
6/5/01         Reliance Insurance Company             1,000            25.82
6/5/01         Reliance Insurance Company             3,000            25.83
6/5/01         Reliance Insurance Company             5,000            25.84
6/5/01         Reliance Insurance Company               300            25.85
6/5/01         Reliance Insurance Company               500            25.86
6/5/01         Reliance Insurance Company               600            25.88
6/5/01         Reliance Insurance Company             1,400            25.89
6/5/01         Reliance Insurance Company             1,200            25.90
6/5/01         Reliance Insurance Company             1,200            25.91
6/5/01         Reliance Insurance Company               500            25.92
6/5/01         Reliance Insurance Company             1,800            25.93
6/5/01         Reliance Insurance Company             1,200            25.94
6/5/01         Reliance Insurance Company             2,400            25.95
6/5/01         Reliance Insurance Company             3,500            25.96
6/5/01         Reliance Insurance Company               100            25.99
6/5/01         Reliance Insurance Company               500            26.00

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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2001


                                    RELIANCE FINANCIAL SERVICES CORPORATION

                                    By:         /s/     George E. Bello
                                        ---------------------------------------
                                        George E. Bello
                                        President and Chief Executive Officer